EXHIBIT 11.1

                       CAROLINA FIRST CORPORATION
       COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE


                                                    (All Amounts, Except Share Data, in Thousands)

                                                     Three Months Ended        Nine Months Ended
                                                     September 30, 1994        September 30, 1994
Primary
Net income applicable to common shareholders                     $1,270                    $3,545

Shares:
Weighted average number of outstanding common shares          4,519,486                 4,510,744
 Primary earnings per common share                                $0.28                     $0.79

 Fully Diluted

 Net Income applicable to common shareholders                    $1,270                   $3,545
 Dividends on preferred stock                                       731                    1,702

Net income                                                       $2,001                   $5,247

 Shares:
 Weighted average number of outstanding common shares         4,519,486                4,510,744
 Weighted average common share equivalents from preferred     2,945,296                2,309,874
 stock

Total common share equivalents                                7,464,782                6,820,618
 Fully diluted earnings per share                                 $0.27                    $0.77

                                       1